Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a video made available to all Baker Hughes employees on November 13, 2015.

Red-Blue ‘Ask Me Anything’ Video #2
Total Time: 04:49
AUDIO TRANSCRIPT

On-Screen Text:

We realize that large changes often come with a lot of speculation.

We want employees to understand the facts and get their questions answered to the extent possible.

Let’s get started…

Dale Kunneman:

Hello. I’m Dale Kunneman. I am the HR Lead for the integration activities relative to the Baker Hughes and Halliburton acquisition. I’m here today to respond to a few questions related to the HR workstream.

Brian Petty:

Hi. My name is Brian Petty. I’m with the HR Management Systems in Houston. And we know that there’s going to be a tremendous amount of work and effort to get ready for Day 1. We don’t know when Day 1 is going to be, so we’ve got to get the systems ready, we’ve got to get the processes ready, we’ve got to have a playbook built, and we’ve got to start with the change management process. What will be the trigger to start that and how will we know when that’s going to happen and know what the impact will be on our teams?

Dale Kunneman:

Let me speak to the change management activities first. Change management [at Baker Hughes] has actually started. That workstream has already begun. We’ve done a lot of work on our side to understand certainly what our employee engagement is through the surveys that we conducted. Likewise, we’ve done a lot of work relative to interviews. Now, that information has been packaged up and when the appropriate time occurs we will share that information with Halliburton so they clearly can understand and take the appropriate actions within our organization after Day 1 to help us through that change process.

Now, some of the system changes that occur [on Day 1] are going to be necessary for us to involve people prior to Day 1. There is a desire to have a consistent governance structure obviously with the combined organization on Day 1 or shortly thereafter, and with that we want to make certain that our systems have the ability to facilitate that, likewise that our systems are not bogged down through processes and that we can continue to have the flow of information and flow of transactions to support business activities. When those people that are involved in that activity need to be pulled in, we’ll pull them in at an appropriate time.

Emma Breding:

I’m Emma Breding from the Global Mobility Team in Houston. My question is, is there an indication of the number of Baker Hughes employees that will be transitioned to Halliburton?

Dale Kunneman:

At this point it’s a little too early to say how many employees will be transferring to Halliburton, but I think as you all well know – I hope that you’ve seen broadcasted through some of the email correspondence – is the talent alignment process, and through that talent alignment process we’ve requested for employees to fill out their information so we can create profiles and so we can have accurate and complete information on employees. It’s critically important in the combination of two large organizations of this nature that we have the transparency and understanding of employee information. Now, none of that information will be shared with Halliburton until after the close, but we need to be prepared so when that talent alignment process kicks in, all employees will be given an opportunity to share their information with Halliburton and we can do that. We want to give people the best opportunity within the new organization to have the type of roles that they would like, but at this point certainly it’s too early for us to tell the number of employees. But my encouragement to all of you is to make certain that your information is complete and accurate so we can represent you in the best possible light.

Nicole Paez:

Hi. I’m Nicole Paez. I’m the HR Director for the corporate functions based in Houston. My question was around, you know, that the success of the combined companies has a lot to do with the culture, and what are we doing on the Baker Hughes side or what can we do to help the Baker Hughes employees be ready for the cultural changes that we may face as one company combined with Halliburton?

Dale Kunneman:

One of the most important tenets of the integration process is for us to enter into Day 1 and stabilize the organization. So primarily I think all of our roles as we go forward and look into combining two cultures is that we help to stabilize the organization and not disrupt our ability to deliver to our customers. We have a customer base that’s out there that has high demands on us and we recognize that each of us are going to have to hold hands, if you will, and make certain we’re in concert stabilizing the organization.

Of course, there will be differences in our two cultures. I think it’s incumbent upon all of us to go forward and recognize those differences, recognize them for what they are, and where there is the ability to integrate is for us to be the catalyst for that change, to help support that in a positive manner. It is for all of us to do to make certain that we run this race and we run it to the very, very end.

###

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.